August 7, 2025

Oliver Graham
Chief Executive Officer
Ardagh Metal Packaging S.A.
56, rue Charles Martel
L-2134 Luxembourg, Luxembourg

       Re: Ardagh Metal Packaging S.A.
           Registration Statement on Form F-3
           Filed on July 31, 2025
           File No. 333-289154
Dear Oliver Graham:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Richard Alsop